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                                                                    EXHIBIT 99.5



Stock option exchange program gives employees choices

by Russell Cason

Later this month, Delta will offer a stock option exchange program to eligible employees. This program will give employees an opportunity to exchange their existing stock options for a fewer number of replacement options granted at a later date with a new exercise price.

An exercisable stock option gives holders the right to buy a specified number of shares of stock at a fixed exercise price during a specified period. Delta options with a price of $25 or more and granted from 1995 to 2002 are eligible for this option exchange. The replacement options will be granted at least six months and a day after the existing options are canceled. The new options are expected to be granted in late December 2003.

"We're excited about the potential benefit to option holders who decide to participate in the exchange," said Dave Smith, vice president-Global Rewards and Recognition. "It's certainly our hope, following the grant of replacement options with their new exercise price, that the price of Delta common stock will rise and allow employee option holders to realize a gain on the option shares."

The replacement options granted to SkyShares option holders may be exercised one year after they are granted. For options granted under the 2000 Performance Compensation Plan (and a prior plan), half of the replacement options may be exercised one year after they are granted and the second half two years after they are granted. When they can be exercised, employees can purchase from Delta the specified number of shares for the exercise price.

Delta's Board of Directors and shareowners approved the option exchange program last month. Under the terms of the program, active employees and those on certain short-term leaves who are on the U.S. payroll of Delta or a subsidiary are eligible to participate in the ex-change; but participation is completely voluntary.

Detailed information on the option exchange program will be mailed to the homes of eligible Delta employees. They will have about a month to review program materials and exchange their options. If employees decide not to participate in the option exchange program, their existing stock options will not be affected. Options that are not exchanged will retain their current exercise prices and terms.

Exercise prices of options eligible for exchange range from approximately $30 to $70 per share. After September 11, Delta's stock price plummeted to as low as $6.10 per share, leaving most stock options with higher exercise prices than the market price of the common stock.


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In Delta's option exchange program, the fixed exercise price of the replacement options will be the closing price of Delta common stock on the New York Stock Exchange on the date the replacement options are granted.

"Delta is making this offer to provide eligible option holders with the benefit of having options with exercise prices that are more in line with the market price of Delta common stock," said Laura Clements, a compensation consultant with Mercer Human Resource Consulting.

The primary reason for stock option exchanges reported by most companies, including Delta, is that underwater options - stock options with higher exercise prices than the market price of the common stock - provide little retention or incentive value, she said. Delta's option exchange program is similar to those offered by Apple Computer, Eastman Kodak and Lucent Technologies.

"Although there are benefits to a program like this for employee option holders, there are some risks and employees should carefully consider the material that is mailed to them," said Clements. "With the substantial general decline in stock prices for companies, we are seeing a significant increase in companies interested in this type of option repricing. Most companies reprice options to restore the retention and incentive value of options, which link the interests of employees and shareowners."

More information on the Option Exchange Program will be available on the HR Employee Connection on DeltaNet.